Filed by Hewlett-Packard Company Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Compaq Computer Corporation
Commission File No.: 1-09026

For downloading and printing convenience, a .pdf version of this document is attached to this filing.

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement") by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

December 19, 2001

Dear Shareowner,

Much has been written and discussed about the proposed merger of Hewlett-Packard Company and Compaq Computer Corporation in the months since we announced this transaction. We wanted to take this opportunity to inform you that as we move through the regulatory approval process and complete our proxy statement filing, we will be communicating directly and fully to all shareowners about why this transaction represents the very best way to create value for shareowners, customers and employees.

HP and Compaq were founded and built by entrepreneurs – people who not only accepted change, but embraced it to build two great companies. Change at this juncture is a necessity. In the words of Dave Packard, “ … in the fields of advanced and rapidly changing technologies, to remain static is to lose ground.” Now is the time to take this decisive step to address the changes in our industry.

Attached with this letter you will find additional detail as to why this merger represents a uniquely compelling and comprehensive way to address the challenges and opportunities the companies face – and in so doing, create an enduring company, a market leading company. This combination enables each company to accelerate its strategic transformation by years, resulting in a combined company positioned to compete more aggressively than either could on its own in the fastest growing segments of the emerging technology marketplace. The new HP will be a stronger company, better positioned to serve customers, and will create compelling financial benefits for shareowners.

An important consideration in any merger is the management team’s ability to successfully execute the integration of the companies. The enclosed information provides greater insight into the integration planning process and demonstrates that an experienced management team, adept at managing complex transactions, is deeply involved in integration planning – and is driving that process ahead of plan.

In recent weeks, you have probably heard much about the stated opposition to the merger by Walter Hewlett. We believe his recent opposition to the merger is based on a static and narrow view of HP and the industry, selectively ignores the synergies of this transaction, relies on faulty financial assumptions and analyses, and offers no alternatives to address HP’s challenges and opportunities.

While we certainly respect the right of the Hewlett and Packard heirs to express their views, we ask you to keep in mind that their motivations and investment interests may be very different from your own. We encourage you to consider this transaction carefully, on the basis of all the facts, and reach a conclusion that serves your own investment interests. We currently expect to file our proxy statement in the early part of the New Year.

Your Board of Directors and management, together with outside experts, has engaged in a deep and thorough analysis of this merger and remain convinced this combination represents the single best way to drive industry leadership and growth. We look forward to the opportunity to win your support.

Sincerely,

Carly Fiorina & Michael Capellas

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including creation of benefits and opportunities; industry and customer trends; sources and rates of future growth of both our business and markets generally; improved profitability and operating margins; future earnings and accretion to earnings and/or share price; achievement of synergies; overall revenue impact of the merger and segment contribution margins; execution of integration; differentiation against competitors; improvements to operating model, cost structure and customer access; planned strategies and objectives of future operations; and statements of belief or assumptions regarding any of the foregoing, whether express or implied.

The risks, uncertainties and assumptions referred to above include the challenges of integration and restructuring associated with the merger and achieving anticipated synergies; the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the possibility that the merger may not close or that HP or Compaq may be required to modify some aspects of the merger in order to obtain regulatory approvals; the difficulty of maintaining pro forma market share and revenue following the merger. These risks and other risks that may impact the forward-looking statements in this document are described further in HP’s SEC reports, including but not limited to the annual report on Form 10-K for the year ended October 31, 2000 and HP’s registration statement on Form S-4 filed on November 15, 2001.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On November 15, 2001, HP filed a Registration Statement with the SEC containing a preliminary joint proxy statement/prospectus regarding the planned merger between HP and Compaq (the “Merger”). Investors and security holders of HP and Compaq are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP’s Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP’s Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP’s other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP’s other executive officers and directors in HP is set forth in the proxy statement for HP’s 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP’s other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

Pursuant to an engagement letter dated July 25, 2001, HP retained Goldman, Sachs & Co. (“Goldman Sachs”) to act as its financial advisor in connection with the Merger. In connection with the engagement of Goldman Sachs as financial advisor, HP anticipates that employees of Goldman Sachs may communicate in person, by telephone or otherwise with certain institutions, brokers or other persons who are stockholders for the purpose of assisting in the solicitation of proxies in favor of the Merger. Although Goldman Sachs does not admit that it or any of its directors, officers, employees or affiliates is a “participant,” as defined in Schedule 14A under the Securities and Exchange Act of 1934, as amended, or that Schedule 14A requires the disclosure of certain information concerning them in connection with the Merger, Gene Sykes (Managing Director), Matthew L’Heureux (Managing Director), George Lee (Vice President)

and Jean Manas (Vice President), in each case of Goldman Sachs, may assist HP in the solicitation of proxies in favor of the Merger.

Compaq and Michael D. Capellas, Compaq’s Chairman and Chief Executive Officer, and certain of Compaq’s other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq’s other executive officers and directors in Compaq is set forth in the proxy statement for Compaq’s 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq’s other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

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